EXHIBIT 99

TIAA-CREF Names Acting Chief Financial Officer

          NEW YORK — May 10, 2005 - TIAA-CREF today said that Elizabeth A. Monrad, Executive Vice President and Chief Financial Officer, has requested, and has been granted, an unpaid leave of absence without day-to-day responsibility at the company. Russell Noles will serve as acting chief financial officer, effective immediately.

          Ms. Monrad has advised TIAA-CREF that she received a “Wells” notice from the enforcement staff of the Securities and Exchange Commission. The company understands that the notice informed Ms. Monrad of a possible enforcement action in connection with activities related to her prior employment at General Re Corporation.

          In his new capacity Mr. Noles, who presently serves as Vice President, Internal Audit, will oversee TIAA-CREF’s finance, actuarial and facilities functions and assume all the responsibilities of chief financial officer in Ms. Monrad’s absence.

          Arlen Copenhaver, an associate auditor, will head the company’s internal audit function on an acting basis in place of Mr. Noles, who will relinquish his internal audit responsibilities while acting as chief financial officer.

About TIAA-CREF

          TIAA-CREF is a national financial services group of companies and the leading provider of retirement services in the academic, research, medical and cultural fields, with more than $340 billion in combined assets under management (3/31/05). Further information can be found at www.tiaa-cref.org.

Contact

Stephanie Cohen Glass
scohenglass@tiaa-cref.org
Direct: 212-916-4993
Mobile: 917-526-1534